Exhibit 99.2

FORM 51 – 102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”)
357 Bay Street – Suite 902
Toronto ON M5H 2T7

2.	Date of Material Change

May 6, 2014

3.	News Release

A news release with respect to the material change referred to in this Report was disseminated by Xtra-Gold on May 6, 2014 through the facilities of the Globe newswire disclosure network, a copy of which is attached as Schedule “A”.

4.	Summary of Material Change

The Company announced prospecting and soil geochemistry results for its recently discovered Bomaa Gold Target on the Company’s wholly-owned Kwabeng Concession, located in the Kibi-Winneba greenstone belt (the “Kibi Gold Belt”).

5.	Full Description of the Material Change

The material change is described in the news release attached as Schedule “A”.

6.	Reliance on Confidentiality Provisions of Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

Not applicable

8.	Executive Officer

Paul Zyla, President and Chief Executive Officer of Xtra-Gold, may be reached at

416 366-4227.

9.	Date of Report

May 9, 2014

SCHEDULE “A”

NEWS RELEASE	FOR IMMEDIATE RELEASE

Xtra-Gold Extends Bomaa Auriferous Float / Subcrop Train to 2.8 km Kwabeng Concession, Kibi Gold Belt, Ghana, West Africa Toronto, Ontario – May 6, 2014 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF, is very pleased to announce further encouraging prospecting and soil geochemistry results for its recently discovered Bomaa Gold Target on the Company’s wholly-owned Kwabeng Concession, located in the Kibi-Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa. The Kwabeng concession is located approximately 10 km north-northwest of Xtra-Gold’s flagship Kibi Gold Project. Highlights of prospecting and sampling results for the Bomaa prospect reported today include:

Additional prospecting indicates that the 4 individual mineralized rock float and/or subcrop clusters originally identified form part of a continuous train traceable in a meandering pattern over an approximately 2.8 km distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a variably folded, auriferous argillite metasedimentary rock unit;

208 (65%) out of the 317 composite chip samples from the Bomaa mineralized argillite rock float and/or subcrop train yielded gold values above 0.1 grams per tonne (“g/t”); with 79 (25%) returning values above 1 g/t gold, including maximum gold values of 20.7 g/t, 26.8 g/t, and 35.4 g/t;

Stronger mineralized rock float / subcrop concentrations, along with stronger quartz stockwork / silicification intensities and higher gold grades, centered on tighter fold closures along the apparent argillite host rock unit;

Bomaa North mineralized rock float and/or subcrop cluster extends over an approximately 325 m distance along an inferred open fold structure developed along the apparent auriferous argillite rock unit; with 24 (34%) out of 71 composite chip samples from mineralized argillite floats / subcrops returning values above 1 g/t gold, including high gold values of 7.24 g/t, 11.55 g/t, 26.8 g/t, and 35.4 g/t;

Strong gold-in-soil anomaly closely mimics the Bomaa North inferred fold structure developed along the apparent auriferous argillite rock unit; with highly elevated gold-in-soil values of 606 parts per billion (“ppb”), 1,150 ppb, and 2,230 ppb spatially associated with high-grade floats / subcrops.

The Kwabeng concession prospecting results announced today encompass a compilation of 317 rock float and/or subcrop composite chip samples, including: 208 new samples corresponding to a Bomaa prospect follow up prospecting program conducted from late November 2013 to mid-March 2014 to further delineate the 4 previously identified mineralized rock float / subcrop trains (clusters) and to ground check gold-in-soil anomalies yielded by the recently completed 10.5 line-km Bomaa soil geochemistry survey and 109 previously reported samples from earlier Bomaa prospecting efforts. The present soil geochemistry results encompass 482 samples, including 63 previously reported scout soil samples testing the Bomaa North and Bomaa South targets. Refer to the Company’s November 21, 2013 news release for details regarding these previously reported composite chip and soil samples.

Additional prospecting and sampling efforts indicate that the 4 individual mineralized rock float and/or subcrop clusters originally identified appear to form part of a continuous train traceable in a meandering pattern over an approximately 2.8 km distance; with the mineralized rock float / subcrop train appearing to mimic the trace of a NE-trending, variably folded, auriferous argillite metasedimentary rock unit. The fact that the auriferous float train tends to exhibit relatively tight / linear boundaries, cross-cuts topographical relief, essentially consists of a single rock type, and exhibits a close spatial relationship with gold-in-soil anomalies appears to further indicate the relatively in situ or weakly dispersed nature of the mineralized floats. The apparent mineralized argillite rock unit remains open along strike with gold-bearing rock floats extending beyond the northeast and southwest extremities of the Bomaa control grid. Rock float / subcrop sampling and soil geochemistry compilation maps depicting the trace of the apparent auriferous argillite rock unit will soon be posted on the Company’s website.

Of the 317 composite chip samples collected in the delineation of the Bomaa mineralized float and/or subcrop train: 46 (15%) yielded less than 0.01 g/t gold; 63 (20%) returned gold values from 0.01 g/t to 0.1 g/t; 129 (40%) between 0.1 g/t and 1.0 g/t gold; 38 (12%) between 1 g/t and 2 g/t gold; 31 (10%) between 2 g/t and 5 g/t gold; and 10 samples (3%) returned values over 5 g/t gold, including maximum gold values of 20.7 g/t, 26.8 g/t, and 35.4 g/t. The mineralized floats / subcrops are typically sub-angular to angular slab-shaped blocks capable of attaining dimensions of up to 3.5 m by 1.5 m by 1 m and dominantly consist of strongly silicified argillite metasedimentary rock exhibiting quartz stockworks and disseminated pyrite and/or hematite pseudomorphs after magnetite.

The mineralized rock float and/or subcrop train attains maximum widths of 50 m to 115 m in association with the tighter fold closures developed along the apparent auriferous argillite host rock unit while the float train corresponding to the gently folded / undulating segments of the mineralized argillite rock unit tends to average 20 m to 30 m in width. Similarly stronger mineralized rock float / subcrop concentrations, along with stronger quartz stockwork / silicification intensities and higher gold grades, tend to occur in association with the tighter fold closures along the apparent argillite host rock unit; with the stronger float / subcrop concentrations appearing to reflect the more resistive nature of the strongly silicified argillite material. Over its approximately 2.8 km trace, the apparent mineralized unit is highly variable in terms of soil geochemical signature; ranging from little or no soil geochemical expression to a very strong gold-in-soil anomaly exhibiting a close spatial association with the priority Bomaa North fold target.

Bomaa North / Bomaa South Priority Targets

Clusters of higher grade rock floats and/or subcrops in the 1 g/t to 5 g/t gold range occur along most of the approximately 2.8 km trace of the apparent auriferous argillite rock unit but the Bomaa North and Bomaa South clusters standout in terms of float / subcrop concentration, areal extent, stockwork / alteration intensity, and higher gold grades with their prominence appearing to reflect their settings along apparent fold structures.

The Bomaa North mineralized rock float and/or subcrop cluster extends over an approximately 325 m distance along an inferred open fold structure developed along the apparent auriferous argillite rock unit; with the float / subcrop train averaging 30 m to 50 m in width but swelling to approximately 115 m along the inferred fold axis. The northern limb of the apparent fold is characterized by an approximately 130 m by 30 m to 50 m zone of stronger mineralized rock float and/or subcrop concentrations with composite chip sampling of floats / subcrops within the southern half of the zone consistently yielding elevated gold grades, including high gold values of 7.24 g/t, 11.55 g/t, 26.8 g/t, and 35.4 g/t.

Of the 71 composite chip samples collected from the Bomaa North mineralized float and/or subcrop cluster: 21 (29%) yielded less than 0.1 g/t gold; 26 (37%) returned gold values from 0.1 g/t to 1.0 g/t; 6 (8.5%) between 1.0 g/t and 2.0 g/t gold; 12 (17%) between 2 g/t and 5 g/t gold; and 6 samples (8.5%) returned values over 5 g/t gold, including maximum gold values of 26.8 g/t and 35.4 g/t. A strong gold-in-soil anomaly closely mimics the apparent fold structure developed along the inferred auriferous argillite rock unit; with highly elevated gold-in-soil values of 606 ppb, 1,150 ppb, and 2,230 ppb spatially associated with high-grade floats / subcrops within the southern portion of the aforementioned stronger float / subcrop zone.

The approximately 350 m long by 20 m to 50 m wide Bomaa South mineralized rock float and/or subcrop cluster appears to be structurally controlled by an inferred, south trending isoclinal fold developed along the apparent auriferous argillite rock unit; with the fold structure opening up at its midway point with a west trending divergent limb. A zone of stronger mineralized float / subcrop concentrations appears to extend out from the fold opening over approximately 125 m distances along the structure’s northern and western limbs. This inferred structural zone returned high gold values of 4.62 g/t, 5.83 g/t, and 6.53 g/t from rock float / subcrop composite chip sampling; and a single strongly anomalous gold-in-soil value of 260 ppb.

The remaining extent of the Bomaa South target is geochemically characterized by a lower amplitude gold-in-soil signature in the 20 ppb to 67 ppb gold range exhibiting a close spatial relationship with the inferred trace of the auriferous argillite rock unit. Prospecting failed to yield any rock floats along the approximately 200 m long, NW-trending, weak to strong gold-in-soil anomaly lying along the northwest flank of the Bomaa South target area but this soil anomaly may reflect a yet to be delineated fold structure along the inferred argillite host rock unit.

Planned Bomaa Target Follow Up Work

Planning is currently underway for a mechanical scout trenching program focusing on the subsurface testing of the priority Bomaa North and Bomaa South “fold targets” along the mineralized rock float / subcrop train-inferred auriferous argillite rock unit. Additional prospecting is also planned to further delineate the open- ended mineralized argillite float train beyond the current extents of the Bomaa grid.

Ongoing Pameng Concession Soil Sampling Program

In mid-March 2014, an approximately 5.6 km long by 1 to 3 km wide control grid encompassing approximately 47 km of cross-lines was initiated for the systematic soil geochemical sampling and prospecting of an approximately 10 km2 area covering the eastern portion of the Pameng concession along the western flank of the Atewa Range. A total of approximately 2,100 soil samples will be collected at 25 m stations along the 200 m spaced, SE-trending cross-lines and the 5.6 km of NE-trending baselines. To date, a total of approximately 28 line-km (60%) of cross-lines have been established and 840 soil samples (40%) collected; with the soil sampling program expected to be completed by the end of the second quarter. The Pameng concession is located approximately 5 km southwest of the Kwabeng concession and approximately 2 km to the northwest across the Atewa Range from Xtra-Gold’s flagship Kibi Gold Project. The Pameng grid area represents a very prospective exploration target based on the fact that from a structural setting viewpoint the study area lies at the same regional flexure along the Kibi greenstone belt as the Kibi Gold Project; with a magnetically-inferred granitoid body emplaced at the core of the flexure occupying the southeast portion of the grid area.

QA/QC

Yves P. Clement, P. Geo, Vice President, Exploration for Xtra-Gold is acting as the Qualified Person in compliance with National Instrument 43-101 (“NI 43-101”) with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI 43-101. All samples in this news release were analyzed by standard fire assay fusion with atomic absorption spectroscopy finish at ALS Ghana Limited, in Kumasi, Ghana; an ISO 9001:2000 certified laboratory operated by ALS Chemex. Xtra-Gold has implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core, trench channel, and saw-cut channel samples, the details of which can be viewed on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information

For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone:   416 366-4227
E-mail:            info@xtragold.com
Website:        www.xtragold.com